Exhibit 99.1

Canadian icons come together: Canopy Growth and Drake launch new cannabis wellness company

TORONTO and LOS ANGELES, Nov. 7, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) and Aubrey Drake Graham ("Drake") are pleased to announce that they have entered into agreements to launch the More Life Growth CompanyTM, a fully licensed producer of cannabis based in Drake's hometown of Toronto, Canada.

"When we first began talks with Drake we were extremely inspired by and aligned with his vision to bring best-in-class cannabis products to the world," said Mark Zekulin, CEO, Canopy Growth Corporation. "Drake's perspective as a culture leader and entrepreneur combined with Canopy Growth's breadth of cannabis knowledge will allow our new company to bring an unmatched cannabis experience to global markets."

Drake's eclectic career includes experience across a wide variety of industries including music, television, film, fashion, sports, brand development, content curation and social and digital media strategy. Having launched numerous successful brands over the past decade, he is uniquely positioned to bring his innovative eye to the recreational cannabis industry.

"The opportunity to partner with a world-class company like Canopy Growth on a global scale is really exciting," shared More Life Growth Company founder, Drake. "The idea of being able to build something special in an industry that is ever growing has been inspiring. More Life and More Blessing."

Proudly based in Drake's hometown of Toronto, More LifeTM is centred around wellness, discovery and overall personal growth with the hope of facilitating connections and shared experiences across the globe.

"All in all, we couldn't be more excited to partner with Drake to bring his vision for the More Life Growth Company to global cannabis markets," concluded Mr. Zekulin. "We anticipate a long, successful, and mutually beneficial working relationship."

The Company and Drake will share further details on the More LifeTM team and vision in the weeks to come.

Transaction Details

In connection with the launch of the More Life brand, a previously wholly-owned subsidiary (the "More Life Growth Company") of Canopy Growth, has issued shares to certain entities that are controlled by Drake ("Drake"). Following the issuance of the shares, Drake holds a 60% ownership interest in the More Life Growth Company, with Canopy Growth retaining a 40% ownership.

The More Life Growth Company is the beneficial owner of an entity licensed by Health Canada for the cultivation, processing and sale of cannabis at its production facility in Scarborough, Ontario (the "More Life Facility"). Canopy Growth will continue to provide all of the day-to-day operations and maintenance of the More Life Facility and will retain all of the rights to distribute the product that is cultivated at the More Life Facility.

As consideration for the issuance of the shares of the More Life Growth Company, Drake has granted More Life Growth Company the right to exclusively exploit certain intellectual property and brands in association with the growth, manufacture, production, marketing and sale of cannabis and cannabis-related products, accessories, merchandise and paraphernalia in Canada and internationally. The maintenance of the non-Canada rights after 18 months is contingent upon certain performance criteria of the More Life Growth Company being met. The More Life Growth Company has sublicensed such rights in Canada to Canopy Growth in exchange for payments to be made by the Company on the sale of More LifeTM products, providing Canopy Growth with the exclusive rights to distribute More LifeTM products in Canada. In addition, Canopy Growth has the option to extend the terms and conditions of the sublicense into all international jurisdictions.

Canopy Growth and Drake have entered into a shareholders agreement, investor rights agreements, and various other ancillary agreements to govern the operations of the More Life Growth Company. In connection with these arrangements, Canopy Growth has the right to nominate two directors to the board of the More Life Growth Company as well as a pre-emptive right to maintain its ownership interest in the More Life Growth Company.

Advisors

Cassels Brock & Blackwell LLP acted as legal counsel to Canopy Growth and Reed Smith LLP acted as legal counsel to Drake in connection with the transaction.

Here's to Future (More Life) Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include, among others, statements with respect to the ability of the Company and the More Life Growth Company to bring cannabis products to global markets; and the products that the More Life Growth Company will be offering the adult use market in Canada. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to bring cannabis products to global markets; the timing and availability of the Company's products in the adult-use market in Canada; the timing and completion of a go-public transaction for the More Life Growth Company; risks related to the production, processing and sale of cannabis; and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise, unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Melissa Nathan, Hiltzik Strategies, mnathan@hstrategies.com; Caitlin O'Hara, Media Relations, Canopy Growth Corporation, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Tyler Burns, Vice President of Investor Relations, Canopy Growth Corporation, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:00e 07-NOV-19